Form C-AR — Kronos Advanced Technologies Inc

Annual Report for the Fiscal Year Ended June 30, 2026

Oct 22, 2026 ·

Cover page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Item	Response
Name of issuer	Kronos Advanced Technologies Inc
Legal status of issuer — Form	Corporation
Jurisdiction of incorporation/organization	Nevada
Date of organization	January 12, 2002
Physical address of issuer	505 24th Street, Parkersburg, WV 26101
Website of issuer	www.kronosati.co; www.kronosair.com; www.1800SafeAir.com
Current number of employees	2

Selected financial data (consolidated; prior year as reported in the FY2025 Form C-AR, parent-only)

Line item	Most recent fiscal year-end (June 30, 2026, consolidated)	Prior fiscal year-end (June 30, 2025, as restated)
Total Assets	8,484,969	2,379,851
Cash & Cash Equivalents	164,953	41,935
Accounts Receivable	0	0

Line item	Most recent fiscal year-end (June 30, 2026, consolidated)	Prior fiscal year-end (June 30, 2025, as restated)
Short-term Debt	1,241,588	301,810
Long-term Debt	7,500	796,539 (as restated)
Revenues/Sales	9,470	12,423
Cost of Goods Sold	1,492	2,763
Taxes Paid	0	0
Net Income (Loss)	(5,865,443) consolidated; (3,407,294) attributable to Kronos	(183,885)

The date of this Form C-AR is **October 26, 2026**.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Preliminary statements

FORM C-AR — Kronos Advanced Technologies Inc — Annual Report for the Fiscal Year Ended June 30, 2026

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Kronos Advanced Technologies, Inc., a Nevada corporation (the "Company," "Kronos," "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). Unless the context requires otherwise, references to the Company include its consolidated subsidiaries: Kronos Advanced Technologies L.L.C., Kronos Advanced Technologies WV LLC, Nuclear Diamond Batteries, Inc. ("NDBI") and its subsidiary AtomiQ, Inc. ("AtomiQ"), and KronosMD Inc. Zyppah Inc (Colorado), in which the Company holds the common stock, is not a consolidated subsidiary (see Note 4A).

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at www.kronosati.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record; (3) filing annual reports for three years pursuant to Regulation CF and having total assets equal to or less than $10,000,000; (4) the repurchase of all of the securities sold pursuant to Regulation CF by the Company or another party; or (5) the liquidation or dissolution of the Company.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business, including statements about the development and commercialization of NDBI's and AtomiQ's nuclear battery technology, the resumption of manufacturing at the Company's West Virginia facility, the Company's capital needs and its ability to raise capital. You can identify forward-looking statements by words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and similar terms.

These statements are based on assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. They are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions, including those described under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any assumption prove incorrect, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR speaks only as of the date of this Form C-AR. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website at www.kronosati.co. The Company must continue to comply with the ongoing reporting requirements until one of the five termination events listed above occurs.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. The Company has not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery. The Company's business, financial condition, results of operations and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and are qualified in their entirety by the actual agreements or documents.

Summary

The following summary is qualified in its entirety by more detailed information that appears elsewhere in this Form C-AR and the Exhibits hereto. Each investor is urged to read this Form C-AR and the Exhibits in their entirety.

Kronos Advanced Technologies Inc is a Nevada corporation formed on January 12, 2002. The Company was formerly known as Penguin Petroleum, Inc., Petroleum Corporation of America, Inc., Technology Selection, Inc. and TSET, Inc. The Company's principal office is at 505 24th Street, Parkersburg, WV 26101. Its common stock is quoted on the OTC Markets under the symbol "KNOS." The Company's websites are www.kronosati.co and www.kronosair.com. Information on or available through the Company's websites is not part of this Form C-AR.

The Business

The Company operates through two lines of business:

1. **Air purification (Kronos parent).** The Company designs and markets consumer and industrial air purification products sold under the Kronos® Air 5G® and related brands. The Company's technology uses high-voltage electrostatic processes in place of traditional porous HEPA filters. Two models have received FDA 510(k) clearance as Class II medical devices (Model 5 in January 2023 and Model 8 in July 2024). The Company owns a manufacturing and assembly facility in Parkersburg, West Virginia, which it currently uses for storage.
2. **Nuclear battery technology (NDBI / AtomiQ).** In August 2025 the Company became the controlling shareholder of Nuclear Diamond Batteries, Inc. (OTC: NDBI), a public company that in turn is the majority owner of AtomiQ, Inc. AtomiQ holds a portfolio of patents and patent applications covering betavoltaic ("nuclear battery") power sources. NDBI and AtomiQ are development-stage businesses with no product revenue.

The Company's consolidated results for the fiscal year ended June 30, 2026 include NDBI and AtomiQ from the August 2025 closing date and, for the first time, KronosMD Inc. The Company had consolidated revenues of 9,470 dollars and a net loss of 5,865,443 dollars, of which 3,407,294 dollars is attributable to Kronos shareholders and 2,458,149 dollars to noncontrolling interests, compared with revenues of 12,423 dollars and a net loss of 183,885 dollars for the fiscal year ended June 30, 2025 (parent company only). Most of the fiscal 2026 loss is non-cash: a loss of 4,783,692 dollars recorded by NDBI on the disposition of legacy assets to Charta Systems, a related party of NDBI, and an impairment of 929,899 dollars that writes the Parkersburg, West Virginia property down to its assessed value. The Company is dependent on additional capital to execute its business plan for both lines of business.

Risk Factors

Investing in the Company's securities involves a high degree of risk. The following risks are the ones the Company considers most significant; additional risks not presently known to the Company, or that it currently considers immaterial, may also affect its business.

Risks Related to the Company's Financial Condition and Capital Needs

The Company has a history of losses, limited revenue and an accumulated deficit, and may not achieve profitability. The Company recorded a net loss of $183,885 for the fiscal year ended June 30, 2025 and a consolidated net loss of 5,865,443 dollars (3,407,294 dollars attributable to Kronos shareholders) for the fiscal year ended June 30, 2026, on revenues of 12,423 dollars and 9,470 dollars respectively. NDBI and AtomiQ have no product revenue. The Company expects losses to continue until it can fund

manufacturing of its air purification products and until the nuclear battery technology is commercialized, which may take years.

The Company needs substantial additional capital and may not be able to obtain it on acceptable terms or at all. The Company's cash on hand is not sufficient to resume manufacturing in West Virginia, fund AtomiQ's research and patent prosecution, and service its debt. If the Company cannot raise sufficient capital, it may be forced to curtail or cease operations, and investors could lose their entire investment. Any equity financing will dilute existing shareholders.

The Company's financial statements have not been audited or reviewed by an independent accountant. The consolidated financial statements included in this Form C-AR have been prepared by management and certified by the Company's principal executive officer, who is also its principal financial officer. They have not been audited or reviewed. The Company is not subject to the Sarbanes-Oxley Act and lacks the internal controls required of larger public companies. There can be no assurance that the financial statements are free of significant deficiencies or material misstatements.

The Company has outstanding indebtedness, some of it owed to related parties. As of June 30, 2026 the Company had consolidated short-term debt and legacy obligations of approximately 1,241,588 dollars (including 101,984 dollars owed to its chief executive officer and 789,604 dollars of obligations of NDBI for which the Company has no liability) and long-term debt of 7,500 dollars, plus accrued interest of 296,648 dollars. The Company may be unable to repay or refinance this debt when due.

Risks Related to the NDBI and AtomiQ Subsidiaries and the Nuclear Battery Business

The nuclear battery technology is at an early stage and may never be commercialized. AtomiQ's betavoltaic technology is the subject of issued patents and pending applications. No commercial product exists. Commercialization will require successful research outcomes, access to radioisotope materials, regulatory approvals from the U.S. Nuclear Regulatory Commission and other agencies, manufacturing partners and significant additional funding, none of which is assured.

NDBI is a separate public company with its own shareholders, reporting obligations and liabilities. The Company holds a controlling interest in NDBI but does not own it outright. NDBI's other shareholders hold a noncontrolling interest, and NDBI's board owes fiduciary duties to all NDBI shareholders, which may conflict with the Company's interests. NDBI's own capital raises will dilute the Company's ownership and may reduce its control. NDBI may be unable to meet its OTC Markets disclosure obligations or its planned registration or uplisting, which would reduce the value of the Company's investment.

The consolidation of NDBI and AtomiQ makes the Company's financial statements more complex and may obscure the performance of the air purification business. Beginning with fiscal 2026 the Company's financial statements consolidate NDBI and AtomiQ. The accounting for the August 2025 combination, the elimination of intercompany balances (including a $2,000,000 convertible note owed by NDBI to the Company) and the measurement of noncontrolling interest involve management judgment. Investors should read the notes to the consolidated financial statements carefully.

The Company's nuclear battery business is subject to extensive regulation of radioactive materials. Possession, use and transport of radioisotopes are regulated by the Nuclear Regulatory Commission, agreement states and the Department of Transportation. Obtaining and maintaining licenses is costly

and slow, and public concern about nuclear materials could limit market acceptance even if regulatory approvals are obtained.

Risks Related to the Air Purification Business

The Company has not yet resumed manufacturing and relies on limited inventory and third-party suppliers. The Company's Parkersburg, West Virginia facility is currently used for storage. Resumption of U.S. manufacturing depends on capital that the Company does not currently have. Until then, the Company depends on existing inventory and on overseas contract manufacturers, which exposes it to tariffs, shipping delays and supplier concentration risk.

The air purification market is highly competitive and dominated by larger companies. Competitors such as 3M, Carrier, Honeywell, LG, Philips, Sharp and Whirlpool have far greater financial, technical and marketing resources. The Company's products compete primarily on technology and energy efficiency, and the Company may be unable to achieve meaningful market share.

The Company's products are subject to FDA regulation to the extent they are marketed as medical devices. Two of the Company's air purifier models have received FDA 510(k) clearance as Class II medical devices. The Company does not claim that its products mitigate, treat, cure or prevent disease, and any marketing that implies otherwise could subject the Company to FDA or FTC enforcement. Maintaining 510(k) clearance requires ongoing compliance with FDA quality system and labeling requirements.

Product liability, recall and warranty claims could harm the Company. The Company's products are electrical devices used in homes and vehicles. Design or manufacturing defects could lead to injury, recalls, negative publicity and claims that exceed the Company's insurance coverage.

The Company's intellectual property may not adequately protect its technology. The Company's air purification patents were issued between 2003 and 2008 and many have expired or will expire soon. AtomiQ's nuclear battery patents are newer but may be challenged, designed around or found not to cover commercially important features. Litigation to enforce patents would be expensive and could divert management.

Risks Related to Management, Control and Governance

The Company depends on one individual, who serves as sole director and sole officer. Dr. Greg Rubin is the Company's sole director, chief executive officer and principal financial officer, and also serves as chief executive officer of AtomiQ and in executive roles at NDBI. The loss of his services would materially harm the Company. The Company has no key-person insurance and no independent directors, audit committee or compensation committee.

The Company's chief executive officer controls approximately 61% of the Company's common stock following an April 2026 related-party share issuance. Effective April 8, 2026, the Company issued 1,000,000,000 restricted shares of common stock to Dr. Rubin upon conversion of preferred stock issued in settlement of amounts owed to him, taking shares outstanding from 682,823,911 to 1,682,823,911. Dr. Rubin can therefore elect all directors, approve or block any merger, sale or financing and amend the Company's articles without the consent of other shareholders. This issuance was approved by Dr. Rubin as sole director; it was not reviewed by independent directors.

Transactions with related parties may not be on arm's-length terms. The Company has entered into, and expects to continue to enter into, transactions with its chief executive officer and with NDBI, AtomiQ and other companies he controls, including debt settlements, share issuances, advances and shared services. These transactions were not negotiated at arm's length and may be less favorable to the Company than transactions with unaffiliated parties.

Dilution. The Company's sole director may authorize additional issuances of common or preferred stock, including to himself in settlement of debt, without shareholder approval, which would dilute existing holders.

Risks Related to the Company's Securities

There is a limited and volatile market for the Company's common stock. The Company's common stock is quoted on the OTC Markets and is thinly traded. Approximately 1,643,825,293 of the 1,682,823,911 shares outstanding are restricted. The market price may bear little relationship to the Company's operating performance, and holders may be unable to sell at a favorable price or at all.

Securities purchased under Regulation CF are restricted for one year and may be illiquid thereafter. Securities sold under Regulation CF may not be resold for one year except to the Company, an accredited investor, a family member or in a registered offering, and after that period the market for such securities may be limited.

The Company may terminate its Regulation CF reporting obligations. If the Company has fewer than 300 holders of record, or meets another condition of Rule 202(b), it may file a Form C-TR and cease filing annual reports, after which investors would receive less information about the Company.

The Company's legal matters, including the GX7 settlement, may not be resolved as planned. The Company has negotiated an amended and restated settlement with GX7 Limited Partnership and related parties concerning the 2021 asset purchase of its West Virginia facility, involving cancellation of shares, a quitclaim deed and transfer of inventory. If the settlement is not fully performed, the Company could face litigation and loss of assets.

The Company's affiliate Zyppah, Inc. has substantial liabilities and negative equity; its creditors have no recourse to the Company, and its results are not included in the Company's financial statements. Zyppah, Inc. (Nevada), in which the Company acquired an indirect interest in December 2025 through Zyppah Inc (Colorado), had liabilities of approximately 4.2 million dollars against assets of approximately 0.6 million dollars at August 31, 2026, including loans from individuals, an SBA EIDL loan and accrued and deferred compensation to its officers. Because the founder's preferred stock in Zyppah Inc carries substantive participating rights, the Company does not control Zyppah Inc and accounts for it under the equity method at a carrying value of zero; Zyppah's assets, liabilities, revenue and losses therefore do not appear in the Company's consolidated financial statements, and its revenue should not be taken as revenue of the Company. Neither the Company nor Zyppah Inc has guaranteed or assumed any Zyppah obligation. If the Company's rights were to change so that it obtained control, it would be required to consolidate Zyppah, adding its liabilities to the Company's balance sheet. The parties are in the process of rescinding the Zyppah transaction; the Company does not expect a rescission to affect its financial position, but it would end the Company's interest in Zyppah's business.

Business

Description of the Business

Kronos Advanced Technologies Inc designs, manufactures and markets consumer and industrial air purification products and, through its subsidiaries, develops nuclear battery (betavoltaic) power technology. The Company does not claim that its air purification products mitigate, treat, cure or prevent disease.

Corporate Structure and Subsidiaries

Entity	Jurisdiction / form	Company's ownership at June 30, 2026	Activity	Consolidated in fiscal 2026?
Kronos Advanced Technologies Inc (parent, OTC: KNOS)	Nevada corporation	—	Public holding company	Parent
Kronos Advanced Technologies L.L.C.	Limited liability company	100%	Air purification product sales and operations; holds the Company's operating bank account	Yes
Kronos Advanced Technologies WV LLC	West Virginia limited liability company (incorporated March 4, 2023 as Kronos Advanced Technologies WV Inc.; converted to an LLC effective August 1, 2023)	100%	Holds title, free and clear, to the manufacturing and assembly building at 505 24th Street, Parkersburg, WV, used for storage; former holding company for the portion of the property sold in April 2024 to repay the WVEDA loans; Chapter 11 case 24-60017 dismissed and closed in 2024; otherwise inactive	Yes
Nuclear Diamond Batteries, Inc. (OTC: NDBI)	Nevada corporation	35,937,294 of 71,599,583 shares (50.19%), controlling since August 5, 2025; fiscal year ends May 31	Public holding company for the nuclear battery business; parent of AtomiQ, Inc.	Yes, from August 5, 2025, on a one-month lag (NDBI's May 31, 2026 statements)

Entity	Jurisdiction / form	Company's ownership at June 30, 2026	Activity	Consolidated in fiscal 2026?
AtomiQ, Inc. (indirect, through NDBI)	Nevada corporation	Majority-owned by NDBI	Betavoltaic patent portfolio; development-stage	Yes, through NDBI
KronosMD Inc	Colorado corporation	All 43,350,000 common shares (89.35% of voting power); 5,166,998 preferred shares held by former S-Ray shareholders; fiscal year ends December 31	Ultrasound imaging technology (S-WAVE); owner of U.S. Patent No. 10,799,210; conducting its own Regulation CF offering	Yes (June 30, 2026 balances rolled forward from audited December 31, 2025 balances)
Zyppah Inc (Colorado)	Colorado corporation	100% of common stock (50,000,000 shares); Dr. Jonathan Greenburg holds 30,000,000 Series A Preferred issued December 3, 2025 for 51% of Zyppah Inc (Nevada)	Holding company; owns 51% of Zyppah Inc (Nevada)	No — equity method at a carrying value of zero; the preferred holder's rights are substantive participating rights (Note 4A)
Zyppah Inc (Nevada) (indirect, 51% owned by Zyppah Inc (Colorado))	Nevada corporation	51% indirect	Anti-snoring oral appliance products	No — not consolidated; summarized figures disclosed in Note 4A

Each entity in which the Company holds more than 50% of the voting interests, directly or indirectly, is consolidated; the interests of other owners are presented as noncontrolling interest. Entities in which the Company holds 50% or less are carried as investments. In October 2021 the Company announced an agreement to acquire a majority interest in Zyppah, Inc.; that transaction was cancelled and never closed, and Zyppah was not a subsidiary in any prior period. Under an agreement dated October 7, 2025, the Company formed Zyppah Inc (Colorado), holds all of its common stock, and on December 3, 2025 Zyppah Inc acquired 51% of Zyppah, Inc. (Nevada) from its founder, Dr. Jonathan Greenburg, in exchange for 30,000,000 shares of Zyppah Inc Series A Preferred Stock; the Company announced

completion on January 5, 2026. Zyppah Inc (Colorado) is not consolidated: because the preferred holder's rights are substantive participating rights, the Company accounts for Zyppah under the equity method at a carrying value of zero; see Note 4A. Zyppah Inc (Nevada) settled its litigation against Westfall-Technik, LLC (LASC No. 24STCV12797, destruction of a product mold) for $450,000 paid in two installments in June and July 2026, and is in fee arbitration with its former counsel over approximately $134,000 of disputed legal fees; see Litigation.

The NDBI Combination (August 2025)

During fiscal 2025 the Company entered into a strategic combination with Nuclear Diamond Batteries, Inc. Under the share exchange agreement, the Company transferred its interest in AtomiQ, Inc. to NDBI in exchange for 36,000,000 restricted shares of NDBI common stock and a $2,000,000 convertible promissory note issued by NDBI. The transaction closed in August 2025. On closing, the Company became the controlling shareholder of NDBI, and AtomiQ became a majority-owned subsidiary of NDBI. The transaction was disclosed as a nonrecognized subsequent event in the Company's annual report for the fiscal year ended June 30, 2025; it is reflected in the consolidated financial statements for fiscal 2026 from the closing date.

Business Plan

Air purification. The Company's strategy is to transition from overseas contract manufacturing to "Made in the USA" production at its Parkersburg, West Virginia facility, using a predominantly U.S. supply chain, to avoid tariffs on goods imported from China and shorten lead times. The facility is owned free and clear following the April 2024 sale of a portion of the property and repayment of the West Virginia Economic Development Authority loans. Manufacturing has not yet resumed; the facility is used for storage, and resumption depends on raising capital for equipment, inventory and staff. In the meantime the Company sells from inventory through its website, 1800SafeAir.com, independent sales representatives and select retail outlets.

Nuclear battery technology. Through NDBI and AtomiQ, the Company intends to develop and license betavoltaic power sources — long-life batteries that convert the decay energy of a radioisotope into electricity — for applications where conventional batteries cannot be replaced, such as medical implants, remote sensors and aerospace. AtomiQ's plan is to advance its patented designs, build and test prototypes, and license or partner with manufacturers. NDBI's plan is to fund that work through its own capital raises and a possible registration of its common stock with the SEC.

History of the Business

The Company was incorporated in Nevada on January 12, 2002 and has operated under several names. It acquired the Kronos electrostatic air movement and purification technology and patent portfolio and has sold air purification products since. On June 30, 2021 the Company purchased its Parkersburg, West Virginia manufacturing facility from GX7 Limited Partnership under an asset purchase agreement, financed in part by WVEDA loans that were repaid in April 2024. In January 2023 and July 2024 the Company's Model 5 and Model 8 air purifiers received FDA 510(k) clearance as Class II medical devices. In fiscal 2025 the Company organized AtomiQ, Inc. to hold its nuclear battery intellectual property, and in August 2025 contributed AtomiQ to NDBI as described above.

The Company's Products and Services

Product	Description	Coverage
Kronos® Air 5G® Model 3	Stand-alone residential/business air cleaner, five-stage electrostatic process, washable collector plates	Approx. 200–300 sq. ft.
Kronos® Air 5G® Model 5	Stand-alone air cleaner; FDA 510(k) cleared Class II medical device (Jan. 2023)	Approx. 400 sq. ft.
Kronos® Air 5G® Model 8	Stand-alone air cleaner; FDA 510(k) cleared Class II medical device (Jul. 2024)	Approx. 1,000 sq. ft.
Kronos Car Air Cleaner™	Dashboard unit powered by 12V DC car charger	Vehicle cabin
FitAir™ / Fit-Air Bundle™	Personal air cleaner used with a Kronos-designed face mask; not FDA cleared, not a surgical mask	Approx. 2.5 cu. ft. personal space
Kronosati Mini™	Wearable lanyard air purifier	Personal breathing zone
Bio-aerosol and wearable sensors	Devices that identify aerosol contaminants in the air	—

The Company's five-stage process draws air through a pre-filter screen, an array of electric emitter wires, an ionic field that charges and agglomerates particles, a collector plate, and a catalyst stage that removes odors. The technology removes contaminants down to approximately 14.6 nanometers. The Company has also designed, but not yet manufactured, a line of small multifunctional devices (space heaters, vaporizers, disinfectors, deodorizers and fans) that await capital.

Competition

The portable air purifier market is fragmented. Products using HEPA filters hold roughly 40% of the residential market, with activated carbon, ion generator and electrostatic precipitator products sharing the remainder. Principal competitors include 3M, Carrier, Honeywell, LG, Philips, Sharp and Whirlpool, all of which sell HEPA-based products through big-box retail and online channels. The Company competes on filtration efficiency, silent operation, washable (filter-free) collector plates and lower energy consumption. In nuclear batteries, competitors and potential partners include university spin-outs and private companies developing tritium, nickel-63 and carbon-14 betavoltaic cells; no competitor has achieved volume commercial production.

Supply Chain and Customer Base

The Company currently sources finished air purifiers and components from contract manufacturers in China, and intends to shift to U.S. suppliers when manufacturing resumes in West Virginia. Products are sold directly to consumers through 1800SafeAir.com, through independent sales representatives and through select retail outlets. No single customer accounted for a material portion of fiscal 2026 revenue. AtomiQ has no material supplier relationships; its patent prosecution is handled by outside patent counsel.

Intellectual Property

Air purification. The Company's air purification patent portfolio consists of U.S. and foreign utility patents issued between 2003 and 2008 covering the generation, management and control of electrostatic fluids, including air movement, filtration and purification, together with the Kronos®, Kronos Air 5G® and related trademarks. Several of these patents have reached or are approaching the end of their 20-year terms; the Company relies increasingly on trade secrets, know-how and trademarks for this line.

Nuclear battery. AtomiQ holds a portfolio of issued U.S. patents and pending U.S. and international applications covering betavoltaic cell architectures and related nuclear-voltaic platform technology. U.S. patent application 18/015,242 received a Notice of Allowance on July 7, 2026 and issued as U.S. Patent No. 12,759,882 on October 13, 2026, after fiscal year-end. The portfolio is held by AtomiQ and consolidated through NDBI.

Governmental/Regulatory Approval and Compliance

The Company's air purifiers are consumer electrical products subject to UL/ETL safety standards and, for the Model 5 and Model 8, FDA regulation as Class II medical devices under 510(k) clearances held by the Company's manufacturer. The Company does not market its products with disease-related claims. The nuclear battery business will require licenses from the U.S. Nuclear Regulatory Commission or agreement states for possession and use of radioisotopes before any prototype containing radioactive material can be built or shipped; no such license is currently required for the design and simulation work under way. The Company is also subject to U.S. export control laws, which may restrict the export of nuclear-related technology.

Litigation : N/A

Proposed settlements

The Company is a party to an Amended and Restated Settlement Agreement and Mutual Release with GX7 Limited Partnership and John W. and Joseph L. Florence concerning the June 30, 2021 asset purchase of the Parkersburg facility. The Company and GX7 are in the process of rescinding the 2021 asset purchase. The settlement provides for cancellation of the 91,000,000 shares of the Company's common stock issued to GX7 under the asset purchase agreement, delivery of a quitclaim deed conveying the facility back to GX7, delivery of inventory under a companion Inventory Loading, Removal and Transport Agreement, and mutual releases. As of June 30, 2026 none of these steps had been completed and the Company's subsidiary continued to hold title to the facility; the rescission had not closed as of the date of this report. Completion would remove the property from the Company's balance sheet and reduce shares outstanding by 91,000,000; see Notes 6 and 13. The Company's subsidiary Kronos Advanced Technologies WV, LLC, which held the Company's West Virginia real property, filed a voluntary Chapter 11 petition on February 16, 2024 in the United States Bankruptcy Court for the Southern District of West Virginia (Case No. 6:24-bk-60017). During the case a portion of the property was sold and the proceeds applied to repay the West Virginia Economic Development Authority loans. The case was dismissed on May 17, 2024 and closed on June 11, 2024, before the beginning of the fiscal year ended June 30, 2026. The subsidiary is inactive, and no claims from the case remain outstanding. Other than the foregoing, the Company is not a party to any material pending legal proceedings.

Directors, Officers and Employees

Directors

Name	Position	Director since	Principal occupation for the last three years
Dr. Greg Rubin	Sole director	2023	CEO of Kronos Advanced Technologies Inc; CEO of AtomiQ, Inc.; executive of Nuclear Diamond Batteries, Inc.; CEO of KronosMD, Inc.

The Company has no independent directors and no audit, compensation or nominating committee. All board functions are performed by the sole director.

Officers of the Company

Name	Position	Officer since
Dr. Greg Rubin	Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer	2023

Dr. Greg Rubin. Dr. Rubin has more than 40 years of experience as an entrepreneur, inventor and manufacturer and is a named inventor on a number of U.S. patents. In addition to his roles at the Company, he serves as chief executive officer of AtomiQ, Inc. and of KronosMD, Inc., and holds executive responsibilities at Nuclear Diamond Batteries, Inc. He has served as the Company's chief executive officer and sole director since 2023. Dr. Rubin devotes a portion of his time to the Company's business and the balance to the affiliated companies.

No other person served as a director or officer of the Company during fiscal 2026.

Indemnification

The Company's bylaws and Nevada law provide for indemnification of directors and officers to the fullest extent permitted by law. The Company does not maintain directors' and officers' liability insurance.

Employees

As of the date of this Form C-AR the Company and its subsidiaries have two employees. Engineering, accounting, legal and research functions are performed by consultants.

Capitalization and Ownership

Capitalization

The Company's authorized capital consists of 2,000,000,000 shares of common stock, par value 0.001 dollars, and 10,000,000 shares of preferred stock, par value 0.001 dollars, of which 1,000,000 shares were designated Series A. The following securities were outstanding at June 30, 2026 and at June 30, 2025:

Class	June 30, 2026	June 30, 2025	Notes
Common stock, 0.001 par — outstanding	1,682,823,911	682,823,911	1,000,000,000 restricted shares issued April 8, 2026 on conversion of the Series A preferred (see Related-Party Transactions)
— of which restricted	1,643,825,293	643,825,293	Per transfer agent (ClearTrust, LLC)
— of which unrestricted (float)	38,998,618	38,998,618	
Series A preferred stock, 0.001 par — outstanding (10,000,000 authorized)	—	1,000,000	Issued December 27, 2023 to Dr. Rubin in settlement of 250,000 dollars of loans; converted into common April 8, 2026
Options, warrants and convertible securities	Convertible notes: ANI Holdings 250,000; investor 100,000; Pharmaconsult 7,500 (conversion terms per the notes)	Same	No options or warrants outstanding
Shares subject to cancellation under the pending GX7 rescission	91,000,000	—	Pending at year-end and at the date of this report; not cancelled

Holders of common stock are entitled to one vote per share and to dividends when declared. Other than a special cash dividend of 0.00001 dollars per share (approximately 6,728 dollars in total on the 672,823,911 shares then outstanding), with a record date of September 18, 2024, paid on December 18, 2024 by check through the Depository Trust Company and the transfer agent, the Company has not paid cash dividends and does not expect to pay dividends in the foreseeable future. The common stock is quoted on the OTC Markets Pink Limited tier under the symbol KNOS (closing price 0.0023 dollars on October 23, 2026). The Company's transfer agent is ClearTrust, LLC. The transfer agent's shareholder list shows 437 holders of record, including Cede & Co. as nominee for shares held in street name (266,568,859 shares held at DTC at October 23, 2026); OTC Markets reports approximately 400 beneficial holders of at least 100 shares.

Securities issued in the last three years (exempt transactions)

Date	Security	Amount	Recipient	Consideration	Exemption
April 8, 2026	Common stock, restricted	1,000,000,000 shares	Dr. Greg Rubin (CEO, sole director)	Conversion of 1,000,000 Series A preferred shares (1,000 common per preferred share); no additional consideration	Section 3(a)(9) / Section 4(a)(2)
Fiscal 2025	Common stock, restricted	10,000,000 shares	Service providers	Services valued at 120,000 dollars	Section 4(a)(2)
December 27, 2023	Series A preferred stock	1,000,000 shares	Dr. Greg Rubin	Settlement of 250,000 dollars of loans to the Company	Section 4(a)(2)

Ownership — beneficial owners of 20% or more of the Company's voting securities

Name and position	Shares of common stock	Percent of outstanding
Dr. Greg Rubin, CEO and sole director	1,022,170,858 (22,170,858 held of record before the April 8, 2026 issuance plus 1,000,000,000 issued on that date)	60.7%
GX7 Limited Partnership	91,000,000 (subject to cancellation under the pending rescission)	Approximately 5.4%

No other person is known to the Company to own 20% or more of its voting securities.

Related-Party Transactions and Conflicts of Interest

The Company's sole director and officer, Dr. Greg Rubin, has interests in the following transactions entered into or outstanding during fiscal 2026:

1. *Preferred stock settlement and conversion.* By board resolution dated December 27, 2023 (fiscal 2024), the Company settled 250,000 dollars of operating loans that Dr. Rubin had advanced to the Company between August 1, 2018 and December 31, 2023 by issuing him 1,000,000 shares of Series A preferred stock (par value 0.001 dollars; 10,000,000 preferred shares authorized), each convertible into 1,000 shares of common stock. The settlement was not recorded in the Company's books at the time; it has been recorded as a correction of a prior-period error, reducing the loan balance owed to Dr. Rubin at June 30, 2025 from 386,984 dollars as previously reported to 136,984 dollars and increasing paid-in capital by 250,000 dollars. Because the transaction was with the Company's controlling shareholder, any excess of the fair value of the preferred stock over the 250,000 dollars of debt settled is treated as a capital transaction and no gain or loss was recognized. Effective April 8, 2026, under a settlement agreement, the preferred stock was converted into 1,000,000,000 restricted shares of common stock, issued through the transfer agent ClearTrust, LLC (reference 186062), at an acquisition value of $0.001 per share. The issuance increased Dr. Rubin's ownership to approximately 61% of outstanding

common stock and constituted a change of control. The transaction was approved solely by Dr. Rubin as the Company's only director.

2. *Advances and accrued compensation.* At June 30, 2026 the Company owed Dr. Rubin 101,984 dollars (June 30, 2025: 136,984 dollars, as restated for the December 2023 settlement described above) for money he personally loaned to the Company; during fiscal 2026 the Company repaid him 35,000 dollars (25,000 dollars from its operating account and 10,000 dollars from Kronos Advanced Technologies WV LLC).. The loan is unsecured, non-interest-bearing and due on demand; no compensation is accrued to Dr. Rubin.
3. *NDBI and AtomiQ.* Dr. Rubin serves as chief executive officer of AtomiQ and holds executive responsibilities at NDBI, and may hold NDBI shares directly. NDBI owed the Company $2,000,000 under the note issued at the August 5, 2025 closing, plus accrued interest of $87,123 at May 31, 2026; the balance eliminates in consolidation. On July 31, 2026 NDBI issued 2,000,000 shares of its preferred stock to the Company in full settlement of the note and $103,836 of accrued interest (see Note 13). During the fiscal year the Company, through Kronos Advanced Technologies L.L.C., paid a 3,500 dollar audit fee on behalf of NDBI and 5,620 dollars of patent counsel fees on behalf of AtomiQ, KronosMD paid a further 9,716 dollars of AtomiQ's patent counsel fees, and the Company advanced 130,000 dollars to KronosMD, of which 3,000 dollars had been repaid by June 30, 2026. All of these balances are eliminated in consolidation. The Company and its subsidiaries share management and certain costs without a formal management agreement.
4. *KronosMD, Inc.* Dr. Rubin is chief executive officer of KronosMD, in which the Company holds all of the common stock (89.35% of the voting power); KronosMD is a consolidated subsidiary. During fiscal 2026 the Company advanced 130,000 dollars to KronosMD, of which 3,000 dollars had been repaid at June 30, 2026, and paid 3,993 dollars of KronosMD's offering and filing costs; these balances eliminate in consolidation. KronosMD is conducting its own Regulation CF offering; the Company is not an issuer in that offering.

The Company has no written related-party transaction policy. Because the Company has a single director, related-party transactions are not reviewed by independent directors.

Financial Information

The following discussion should be read together with the consolidated financial statements in Exhibit A. Fiscal 2026 figures are consolidated and include NDBI and AtomiQ from August 2025; fiscal 2025 figures are those of the parent company alone, as previously reported.

Operations

	Fiscal 2026 (Jul 2025–Jun 2026, consolidated)	Fiscal 2025 (Jul 2024–Jun 2025, parent only)
Revenues	9,470	12,423
Cost of goods sold	1,492	2,763
Gross profit	7,978	9,660

	Fiscal 2026 (Jul 2025–Jun 2026, consolidated)	Fiscal 2025 (Jul 2024–Jun 2025, parent only)
Operating expenses	1,062,360	[FY2025 as filed]
— of which depreciation (first recorded in fiscal 2026)	69,913	—
— of which impairment of the Parkersburg property	929,899	—
Interest expense	24,209	[FY2025 as filed]
Loss on disposition of legacy assets (NDBI)	4,783,692	—
Net loss	(5,865,443)	(183,885)
Net loss attributable to noncontrolling interests	(2,458,149)	—
Net loss attributable to Kronos shareholders	(3,407,294)	(183,885)

Revenue in fiscal 2026 of 9,470 dollars consisted of sales of air purification products from inventory, net of platform fees, down from 12,423 dollars in fiscal 2025 as the Company did not resume manufacturing or marketing; NDBI, AtomiQ and KronosMD generated no revenue. Operating expenses of 1,062,360 dollars comprised an impairment charge of 929,899 dollars writing the Parkersburg building and land down to the Wood County assessor's 2026 appraisal of 628,000 dollars (Note 6), selling costs of 5,506 dollars, general and administrative costs of 57,042 dollars (including NDBI's and AtomiQ's public-company and patent costs of 35,661 dollars and KronosMD's professional and other costs of 18,734 dollars) and depreciation of 69,913 dollars on the Parkersburg facility and equipment, which the Company recorded for the first time in fiscal 2026. Interest expense of 24,209 dollars relates to NDBI's legacy obligations; interest on the Company's own convertible notes is accrued in accrued interest payable. The net loss includes a non-cash loss of 4,783,692 dollars recorded by NDBI on the May 31, 2026 disposition of legacy assets to Charta Systems, a related party of NDBI, in exchange for a 3,000,000 dollar note carried net of discount at 1,775,148 dollars. The net loss attributable to noncontrolling interests (2,458,149 dollars) represents the 49.81% of NDBI's loss allocable to NDBI shareholders other than the Company and the 10.65% of KronosMD's loss allocable to its preferred shareholders. Zyppah is not consolidated and contributed no revenue or loss.

Liquidity and Capital Resources

At June 30, 2026 the Company had consolidated cash of 164,953 dollars (of which 100,011 dollars is held by KronosMD and 1,067 dollars by NDBI), compared with 41,935 dollars at June 30, 2025, and a working-capital deficit of 1,762,620 dollars. Net cash used in operating activities was approximately 54,450 dollars. The Company funded operations during fiscal 2026 through the sale of 62,706 NDBI shares from its holdings to an investor for 225,000 dollars and product sales, and repaid 35,000 dollars of loans to its chief executive officer. The Company has no committed sources of financing. Management believes current cash (most of which is held by KronosMD for its own use) is sufficient to maintain the current reduced level of activity for the coming months but not to resume manufacturing or to fund the nuclear battery program, each of which will require several million dollars of additional capital that the

Company intends to raise through equity sales by the Company and by NDBI, debt, and licensing. These conditions raise substantial doubt about the Company's ability to continue as a going concern; see Note 2 to the consolidated financial statements.

Indebtedness

Lender	Principal at June 30, 2026	Terms	Security / related party
Dr. Greg Rubin (personal loans to the Company)	101,984	Non-interest-bearing; due on demand	Unsecured; related party
ANI Holdings Pty Ltd (convertible note)	250,000	Interest per the note; past stated maturity; convertible into common stock	Unsecured; debt discount fully amortized
Unaffiliated investor (convertible note)	100,000	Interest per the note; past stated maturity; convertible into common stock	Unsecured
NDBI legacy obligations (pre-combination contracts and stock payable)	476,177	Past due / on demand	Obligations of NDBI only; no recourse to the Company
NDBI due to related parties (officers and affiliates of NDBI; net of 16,036 owed to the Company group)	313,427	On demand	Obligations of NDBI only
Total short-term debt	1,241,588		FY2025 as restated in the C-AR/A: 301,810
Pharmaconsult Ltd (convertible note)	7,500	Interest per the note; long-term; convertible	Unsecured
Total long-term debt	7,500		FY2025 as restated in the C-AR/A: 796,539
Memo: accrued interest payable (Kronos 96,565; NDBI legacy 200,082)	296,648		
Memo: derivative liability on convertible notes	302,055	Carried at the June 30, 2025 amount	

The $2,000,000 convertible note issued by NDBI to the Company in August 2025 is an intercompany balance and is eliminated in the consolidated financial statements. The Company's convertible notes are

past their stated maturities and are carried as current liabilities; no holder has demanded payment or commenced any action.

Capital Expenditures and Other Obligations

The Company made no material capital expenditures in fiscal 2026. Its principal contractual obligations are patent prosecution and maintenance fees, and property taxes and insurance on the Parkersburg facility.

Material Changes and Other Information

The following material events occurred during fiscal 2026 and through the date of this report:

Date	Event
August 5, 2025	Closing of the NDBI combination: AtomiQ transferred to NDBI for 36,000,000 NDBI shares and a 2,000,000 dollar convertible note; the Company became NDBI's controlling shareholder
October 7, 2025 – December 3, 2025	Agreement for Formation and Acquisition with Zyppah, Inc. (Nevada) and Dr. Jonathan Greenburg; formation of Zyppah Inc (Colorado) and issuance of its Series A preferred for 51% of Zyppah, Inc. (Nevada); not consolidated (Note 4A)
January – June 2026	Sale of 62,706 NDBI shares from the Company's holdings to an investor for 225,000 dollars; the Company's interest in NDBI reduced to 50.19%
March 2026	Advance of 130,000 dollars to KronosMD Inc for its Regulation CF offering and operations
April 8, 2026	Conversion of the Series A preferred stock into 1,000,000,000 restricted common shares issued to Dr. Rubin; change of control
July 7, 2026	AtomiQ received a Notice of Allowance from the USPTO for application 18/015,242 (issued October 13, 2026 as U.S. Patent No. 12,759,882)
July 31, 2026	NDBI settled its 2,000,000 dollar note and accrued interest to the Company by issuing 2,000,000 NDBI preferred shares
In process (2026)	Amended and Restated Settlement Agreement with GX7 Limited Partnership and the Florence parties to rescind the 2021 asset purchase (cancellation of 91,000,000 shares, quitclaim deed, inventory transfer)

Date	Event
	— in process; not completed at June 30, 2026 or at the date of this report
October 2026	Filing of Amendment No. 1 to the fiscal 2025 Form C-AR (restatement; Note 11A)
October 2026	Finalizing the reincorporation of the Company from Nevada to Colorado; filings not completed at the date of this report (Note 13)

Trends and Uncertainties

The Company's results will continue to depend on its ability to raise capital. In the air purification business, tariffs on Chinese-made goods and consumer demand for indoor air quality products are the principal external factors. In the nuclear battery business, the pace of research and development, the timing of patent issuances, access to radioisotope supply and regulatory licensing are the principal uncertainties. Dr. Rubin's control of approximately 61% of the common stock, the Company's dependence on him, and the absence of audited financial statements may limit the Company's access to capital markets.

Exhibit A — Consolidated Financial Statements

Kronos Advanced Technologies Inc and Subsidiaries — Consolidated Financial Statements for the Fiscal Years Ended June 30, 2026 and 2025 (unaudited; certified by the principal executive officer)

Fiscal 2025 comparative amounts are those of the parent company as reported in the Company's amended annual report for that year, restated for the correction described in Note 11A (related-party loan reduced by 250,000 dollars; additional paid-in capital increased by 249,000 dollars and accumulated deficit reduced by 1,000 dollars), with the legacy 'dividends declared' balance reclassified to additional paid-in capital and inventory presented in place of 'other current receivables'; NDBI, AtomiQ and KronosMD were not consolidated at June 30, 2025. Fiscal 2026 columns consolidate the parent company, Kronos Advanced Technologies L.L.C., Kronos Advanced Technologies WV LLC, KronosMD Inc and, from August 5, 2025, NDBI and AtomiQ, after elimination of intercompany balances; Zyppah is not consolidated (Note 4A).

Consolidated Balance Sheets

(amounts in U.S. dollars)	June 30, 2026 (consolidated)	June 30, 2025 (parent only, as restated)
Assets		
Cash and cash equivalents	164,953	41,935
Inventory	219,130	219,130

(amounts in U.S. dollars)	June 30, 2026 (consolidated)	June 30, 2025 (parent only, as restated)
Deferred offering costs (KronosMD)	13,218	—
Other current assets (WVEDA overpayment receivable)	26,549	—
Total current assets	423,849	261,065
Note receivable, net of discount (NDBI – Charta Systems; related party of NDBI)	1,775,148	—
Property and equipment, net (Parkersburg, WV building and land, after impairment; equipment)	898,000	1,897,812
Patents and intellectual property (KronosMD S-Ray portfolio 5,166,998; Kronos 75,974; AtomiQ at historical cost)	5,242,972	75,974
Goodwill	145,000	145,000
Total assets	8,484,969	2,379,851
Liabilities		
Accounts payable and accrued liabilities	333,055	186,024
Accrued interest payable	296,648	96,565
Convertible notes payable – current (ANI Holdings 250,000; investor 100,000)	350,000	350,000
Derivative liability	302,055	302,055
Due to related parties (Dr. Rubin 101,984; NDBI officers and affiliates 313,427)	415,411	136,984
Legacy obligations payable (NDBI, pre-combination)	476,177	—
Sales tax payable and other	13,123	19,221
Total current liabilities	2,186,469	1,090,849
Convertible note payable – long-term (Pharmaconsult)	7,500	7,500
Total liabilities	2,193,969	1,098,349
Stockholders' equity		

(amounts in U.S. dollars)	June 30, 2026 (consolidated)	June 30, 2025 (parent only, as restated)
Series A preferred stock, 0.001 par; 10,000,000 authorized; none and 1,000,000 issued	—	1,000
Common stock, 0.001 par; 1,682,823,911 and 682,823,911 shares issued and outstanding	1,682,824	682,824
Additional paid-in capital	41,868,411	42,599,060
Accumulated deficit	(41,705,154)	(42,001,382)
Total Kronos Advanced Technologies Inc stockholders' equity	1,846,081	1,281,502
Noncontrolling interests (NDBI (715,540); KronosMD 5,160,459)	4,444,919	—
Total equity	6,291,000	1,281,502
Total liabilities and equity	8,484,969	2,379,851

Consolidated Statements of Operations

(amounts in U.S. dollars)	Year ended June 30, 2026 (consolidated)	Year ended June 30, 2025 (parent only)
Revenues	9,470	12,423
Cost of goods sold	1,492	2,763
Gross profit	7,978	9,660
Selling expenses	5,506	—
General and administrative (fiscal 2025: all operating expenses as reported, including depreciation of 10,500)	57,042	138,545
Depreciation and amortization	69,913	—
Impairment of property (Parkersburg building and land)	929,899	—
Total operating expenses	1,062,360	138,545
Loss from operations	(1,054,382)	(128,885)
Amortization of debt discount	—	(37,500)

(amounts in U.S. dollars)	Year ended June 30, 2026 (consolidated)	Year ended June 30, 2025 (parent only)
Interest expense	(24,209)	(17,500)
Unrealized loss on securities	(3,161)	—
Loss on disposition of legacy assets (NDBI – Charta Systems, related party of NDBI)	(4,783,692)	—
Net loss	(5,865,443)	(183,885)
Less: net loss attributable to noncontrolling interests	(2,458,149)	—
Net loss attributable to Kronos Advanced Technologies Inc	(3,407,294)	(183,885)
Net loss per share attributable to Kronos, basic and diluted	(0.00)	(0.00)
Weighted average shares outstanding	912,960,897	682,823,911

Consolidated Statements of Changes in Stockholders' Equity (fiscal 2026 rows; amounts in dollars)

	Preferred shares	Common shares	Par value (preferred and common)	APIC	Accumulated deficit	Kronos equity	NCI	Total
Balance, June 30, 2025, as restated (Note 11A)	1,000,000	682,823,911	683,824	42,599,060	(42,001,382)	1,281,502	—	1,281,502
Adjustment of opening balances (bank reconciliation differences)					(18,020)	(18,020)		(18,020)

	Preferred shares	Common shares	Par value (preferred and common)	APIC	Accumulated deficit	Kronos equity	NCI	Total
First-time consolidation of KronosMD Inc (change in reporting entity; NCI = 5,166,998 preferred less 10.65% of deficit)				43,350	(38,121)	5,229	5,162,454	5,167,683
Consolidation of NDBI and AtomiQ from August 5, 2025 (common control, at carrying amounts; provisional)					3,759,664	3,759,664	1,740,614	5,500,278

	Preferred shares	Common shares	Par value (preferred and common)	APIC	Accumulated deficit	Kronos equity	NCI	Total
Sale of 62,706 NDBI shares held by the Company to an investor (no change in control)				225,000		225,000		225,000
Conversion of Series A preferred into common stock (April 8, 2026)	(1,000,000)	1,000,000,000	999,000	(999,000)		—		—
Net loss					(3,407,294)	(3,407,294)	(2,458,149)	(5,865,443)
Balance, June 30, 2026	—	1,682,823,911	1,682,824	41,868,411	(41,705,154)	1,846,081	4,444,919	6,291,000

Consolidated Statements of Cash Flows

(amounts in U.S. dollars)	Year ended June 30, 2026 (consolidated)	Year ended June 30, 2025 (parent only, as reported)
Net loss	(5,865,443)	(183,885)
Impairment of property (non-cash)	929,899	—

(amounts in U.S. dollars)	Year ended June 30, 2026 (consolidated)	Year ended June 30, 2025 (parent only, as reported)
Loss on disposition of legacy assets (non-cash)	4,783,692	—
Depreciation and amortization	78,818	10,500
Unrealized loss on securities	3,161	—
Interest accrued and unpaid	24,209	17,500
Changes in operating assets and liabilities	(8,786)	(855)
Net cash used in operating activities	(54,450)	(156,740)
Cash of KronosMD at first consolidation	686	—
Cash of NDBI at consolidation (August 5, 2025)	—	—
Amortization of convertible-note discount (as reported in fiscal 2025)	—	37,500
Net cash provided by investing activities	686	37,500
Proceeds from sale of NDBI shares to an investor	225,000	—
Advances from (repayments of) loans from officer, net	(35,000)	5,322
Shares issued for services (as reported in fiscal 2025)	—	120,000
Deferred offering costs paid (KronosMD)	(13,218)	—
Net cash provided by financing activities	176,782	125,322
Net change in cash	123,018	6,082
Cash, beginning of year	41,935	35,853
Cash, end of year	164,953	41,935
Non-cash: conversion of Series A preferred (carrying value 250,000) into 1,000,000,000 common shares	250,000	—
Non-cash: NDBI note of 2,000,000 issued to the Company for AtomiQ, eliminated in consolidation	2,000,000	—
Non-cash: note receivable received by NDBI on disposition of legacy assets	1,775,148	—

Notes to Consolidated Financial Statements

Note 1 — Organization and nature of business. Kronos Advanced Technologies Inc ("Kronos") is a Nevada corporation organized January 12, 2002. Kronos designs and markets electrostatic air purification products. In August 2025 Kronos acquired a controlling interest in Nuclear Diamond Batteries, Inc. ("NDBI"), which holds a majority interest in AtomiQ, Inc. ("AtomiQ"), a developer of betavoltaic power sources. Kronos' fiscal year ends June 30.

Note 2 — Basis of presentation and going concern. The consolidated financial statements are prepared in accordance with U.S. GAAP and include the accounts of Kronos, its wholly owned subsidiaries Kronos Advanced Technologies L.L.C. and Kronos Advanced Technologies WV LLC, its majority-owned subsidiary KronosMD Inc, and, from the August 2025 closing date, NDBI and AtomiQ. The Company's interest in Zyppah Inc (Colorado) is not consolidated and is accounted for under the equity method at a carrying value of zero (Note 4A). All intercompany balances and transactions, including the 2,000,000 dollar convertible note issued by NDBI to Kronos, are eliminated. NDBI's fiscal year ends May 31; NDBI and AtomiQ are consolidated on a one-month lag using their financial statements for the year ended May 31, 2026, as permitted by ASC 810-10-45-12. No material events affecting NDBI or AtomiQ occurred in June 2026 other than those described in Note 13. The financial statements have not been audited or reviewed. The Company has recurring losses, limited revenue and negative working capital, which raise substantial doubt about its ability to continue as a going concern within one year of the date of this report. Management's plans are described under Liquidity and Capital Resources. The financial statements do not include adjustments that might result from this uncertainty.

Note 3 — Summary of significant accounting policies. Use of estimates; cash; inventory at lower of cost (first-in, first-out) and net realizable value; property and equipment at cost, depreciated on a straight-line basis over 39 years (buildings) and 7 years (equipment), with land not depreciated; patents at cost, amortized over their remaining legal life once placed in service, with research and development costs expensed as incurred; consolidation of majority-owned subsidiaries with noncontrolling interests presented separately in equity; equity-method accounting for investees the Company does not control; revenue recognized under ASC 606 when control of product transfers to the customer, generally on shipment; income taxes under ASC 740 with a full valuation allowance; stock-based compensation at fair value; basic and diluted loss per share (dilutive instruments excluded as anti-dilutive).

Note 4 — Acquisition of controlling interest in NDBI and noncontrolling interest. On August 5, 2025, Kronos transferred all of its shares of AtomiQ to NDBI in exchange for 36,000,000 restricted shares of NDBI common stock and a 2,000,000 dollar convertible note. Because Kronos controlled AtomiQ before the exchange and controls NDBI (and, through NDBI, AtomiQ) after it, the exchange is accounted for as a transaction among entities under common control and an equity transaction with noncontrolling interest under ASC 810-10-45. No gain or loss was recognized and AtomiQ's assets and liabilities continue at their historical carrying amounts. NDBI's pre-existing assets and liabilities (principally legacy obligations of approximately 676,000 dollars including accrued interest) were recorded at their carrying amounts, and the interest of NDBI shareholders other than Kronos was recognized as noncontrolling interest of 1,740,614 dollars at closing. The allocation of NDBI's equity at the closing date between accumulated deficit and noncontrolling interest is provisional and may be adjusted. The 15,000,000 dollars of in-process research and development, 3,800,000 dollars of goodwill and 15,000,000 dollars of AtomiQ noncontrolling interest recorded in NDBI's own financial statements for the acquisition of AtomiQ are eliminated in these consolidated statements, in which AtomiQ is carried at Kronos's historical cost. During fiscal 2026 Kronos sold 62,706 of its NDBI shares to an unaffiliated investor for

$225,000 in cash; because Kronos retained control, the sale was recorded as an equity transaction with no gain or loss, the proceeds being credited to additional paid-in capital and noncontrolling interest. At June 30, 2026 Kronos held 35,937,294 shares, 50.19% of NDBI's outstanding common stock; the noncontrolling interest in NDBI was a deficit of 715,540 dollars (49.81% of NDBI's net liabilities after the eliminations described above), and the noncontrolling interest's share of NDBI's fiscal 2026 loss, including the 4,783,692 dollar loss on the disposition of legacy assets to Charta Systems, was 2,456,154 dollars.

Note 4A — Investment in Zyppah Inc (Colorado) (equity method; not consolidated). Under an Agreement for Formation and Acquisition dated October 7, 2025 among the Company, Zyppah, Inc. (Nevada) and Dr. Jonathan Greenburg, the Company formed Zyppah Inc, a Colorado corporation, and received all 50,000,000 of its common shares for no cash consideration. On December 3, 2025 Zyppah Inc issued 30,000,000 shares of Series A Preferred Stock to Dr. Greenburg in exchange for his transfer of a controlling interest (not less than 50.9%) in Zyppah, Inc. (Nevada), a company that designs and sells anti-snoring oral appliances; the Company announced completion on January 5, 2026. No cash, notes or Company shares were paid by the Company. Although the Company holds all of Zyppah Inc's common stock, the Series A Preferred Stock carries substantive participating rights: Dr. Greenburg holds one of Zyppah Inc's two board seats and any addition to the board requires his agreement; he has final decision-making authority over the price of any transaction involving more than 50% of Zyppah Inc; he may convert the preferred into 80% of Zyppah Inc's fully diluted common stock upon a listing on a national exchange; and he may rescind the agreement if the Company has not raised at least 1,000,000 dollars within twelve months of the agreement date, on repayment of the funds raised. Because these rights allow the preferred holder to block significant financial and operating decisions of Zyppah Inc, management has concluded that the Company does not control Zyppah Inc within the meaning of ASC 810 and does not consolidate Zyppah Inc or Zyppah, Inc. (Nevada). The Company accounts for its interest under the equity method (ASC 323). The Company's initial investment was zero, and because the Company has not guaranteed any obligation of Zyppah Inc or Zyppah, Inc. (Nevada) and is not otherwise committed to fund their losses, the Company does not recognize its share of their losses below a carrying value of zero (ASC 323-10-35-19 and 35-20). Accordingly, no amounts relating to Zyppah are included in the consolidated balance sheet at June 30, 2026 or the consolidated statement of operations for the year then ended, and no revenue of Zyppah is included in the Company's revenue. Summarized financial information of Zyppah, Inc. (Nevada), prepared by its outside accountant and unaudited: at August 31, 2026, total assets of approximately 568,000 dollars, total liabilities of approximately 4,174,000 dollars and a stockholders' deficit of approximately 3,606,000 dollars; for the ten months ended August 31, 2026, net sales of approximately 1,287,000 dollars and a net loss of approximately 226,000 dollars. Zyppah, Inc. (Nevada)'s obligations, including its loans payable, an SBA EIDL loan and accrued and deferred officer compensation, are obligations of that company alone; neither the Company nor Zyppah Inc has guaranteed or assumed any of them, and none of Zyppah's loan agreements contains a change-of-control acceleration. Subsequent to year-end the parties began the process of rescinding the October 7, 2025 agreement; no change had occurred at June 30, 2026 and, because the investment is carried at zero, a rescission would have no effect on the Company's financial position (see Note 13). An agreement announced in October 2021 to acquire a majority interest in Zyppah was cancelled and never closed.

Footnote to Note 4A — Majority ownership without consolidation; pro forma revenue. Although the Company owns all of the common stock of Zyppah Inc (Colorado) and therefore a majority of its equity, and Zyppah Inc (Colorado) in turn owns 51% of Zyppah, Inc. (Nevada), the Company does not consolidate either entity. Under the October 7, 2025 agreement the minority owner, Dr. Jonathan Greenburg, holds contractual rights to co-management of Zyppah Inc (Colorado): equal representation on its two-member board with a veto over any additional director, final decision-making authority over the price of any sale of more than 50% of the company, a right to convert his preferred stock into 80% of the common stock on an uplisting, and a right to rescind the agreement. Because these rights give the minority owner the ability to participate in and block the significant financial and operating decisions of the business, they are substantive participating rights under ASC 810-10-25, and the Company's majority ownership does not give it control. The Company therefore accounts for Zyppah Inc (Colorado) under the equity method at a carrying value of zero.

For information only, had Zyppah Inc (Colorado) and Zyppah, Inc. (Nevada) been consolidated from the December 3, 2025 acquisition date, the Company's consolidated revenue for the fiscal year ended June 30, 2026 would have been approximately as follows (Zyppah amounts are unaudited management estimates for the period December 3, 2025 to June 30, 2026 derived from the reports of Zyppah, Inc. (Nevada)'s outside accountant):

(amounts in U.S. dollars)	As reported	Zyppah, Inc. (Nevada), Dec 3, 2025 – Jun 30, 2026 (estimate)	Pro forma consolidated
Gross revenue (before returns, allowances and marketplace credits)	9,470	approximately 1,078,000	approximately 1,087,000
Net revenue	9,470	approximately 995,000	approximately 1,004,000
Cost of goods sold	1,492	approximately 51,000	approximately 52,000
Net loss	(5,865,443)	approximately (300)	approximately (5,865,800)

Of the pro forma Zyppah net loss, 49% would be attributable to the noncontrolling interest in Zyppah, Inc. (Nevada) and the balance to the holder of Zyppah Inc (Colorado)'s preferred stock and the Company. Consolidation would also have added approximately 560,000 dollars of assets and 3,940,000 dollars of liabilities of Zyppah, Inc. (Nevada) to the consolidated balance sheet at June 30, 2026, none of which are obligations of the Company. These pro forma amounts are presented for information only and are not indicative of the results the Company would have reported had it controlled Zyppah.

Note 5 — KronosMD Inc (consolidated subsidiary). Kronos holds all 43,350,000 outstanding common shares of KronosMD, Inc., a Colorado corporation, approximately 89.35% of its voting power; the remaining 10.65% (5,166,998 preferred shares issued to the former shareholders of S-Ray Inc. in December 2022) is presented as noncontrolling interest. KronosMD's fiscal year ends December 31; its audited December 31, 2025 balances have been rolled forward to June 30, 2026. Its principal asset is the S-Ray patent and intellectual-property portfolio, carried at its audited cost of 5,166,998 dollars and not

yet placed in service or amortized. Fiscal 2026 is the first year in which KronosMD is consolidated; the effect of its first-time consolidation on equity is shown in the statement of changes in stockholders' equity. KronosMD had deferred offering costs of 13,218 dollars and owed the Company 140,993 dollars at June 30, 2026; it had also paid 9,716 dollars of AtomiQ's patent counsel fees on AtomiQ's behalf. These balances are eliminated in consolidation. KronosMD is pre-revenue and is conducting a Regulation Crowdfunding offering of Series CF Preferred Stock; Kronos is not an issuer in that offering.

Note 6 — Property and equipment. The Parkersburg, West Virginia manufacturing and assembly building at 505 24th Street (land, building and improvements), held by the Company's subsidiary Kronos Advanced Technologies WV LLC, is carried at cost of 1,582,812 dollars (building 971,620 dollars; land 611,192 dollars) less accumulated depreciation of 24,913 dollars; machinery and equipment at cost of 315,000 dollars less accumulated depreciation of 45,000 dollars; and fully amortized legacy equipment of 105,000 dollars. Property and equipment, net, was 1,827,899 dollars at June 30, 2026 (June 30, 2025: 1,897,812 dollars). Depreciation of 69,913 dollars was recorded in fiscal 2026, the first year in which depreciation was recorded on these assets. The retained property is a 3.82-acre tract (Wood County parcel 54-05-0045-0136-0000) with a 15,840 square-foot pre-engineered steel building constructed in 2008; the remaining 6.69 acres and the 77,211 square-foot main building at 2501 Garfield Avenue were sold to Warehouse Church Inc. in April 2024 for 2,800,000 dollars, and the proceeds repaid the West Virginia Economic Development Authority loans. The Wood County assessor's 2026 appraisal of the retained property is 628,000 dollars (land 271,000 dollars; building 357,000 dollars), below its carrying value of 1,557,899 dollars before impairment. Because the property is used only for storage, is in a designated high-risk flood zone and is expected to be conveyed back to GX7 Limited Partnership in rescission of the 2021 purchase (Note 13), the Company concluded under ASC 360 that its carrying value was not recoverable and recorded an impairment charge of 929,899 dollars (building 589,707 dollars; land 340,192 dollars) in fiscal 2026, writing the property down to 628,000 dollars. Property and equipment, net, was 898,000 dollars at June 30, 2026 after the impairment. The property is unencumbered following the April 2024 sale of a portion of the property and repayment of the WVEDA loans, and is used for storage.

Note 7 — Intangible assets. Air purification patents and related intangibles of the parent company, 75,974 dollars, most of which have expired and which are evaluated for impairment annually; the S-Ray ultrasound imaging patent portfolio held by KronosMD, 5,166,998 dollars, not yet placed in service; and AtomiQ's betavoltaic patents and applications, carried at Kronos's historical cost (patent prosecution costs are expensed as incurred). Amortization expense recorded by NDBI in fiscal 2026 was 8,905 dollars.

Note 8 — Notes payable and related-party advances. Convertible notes payable consist of a note held by ANI Holdings Pty Ltd (250,000 dollars; the related debt discount was fully amortized by June 30, 2025), a note held by an investor (100,000 dollars) and a note held by Pharmaconsult Ltd (7,500 dollars, long-term); the ANI Holdings and investor notes are past their stated maturities and bear interest at the rates stated in the notes, accrued in accrued interest payable. The conversion features are carried as a derivative liability of 302,055 dollars. Accrued interest payable of 296,648 dollars comprises 96,565 dollars on the Company's notes and 200,082 dollars on NDBI's legacy obligations. NDBI's legacy obligations payable of 476,177 dollars (contracts and stock payable of its predecessor) and amounts due to NDBI's officers and affiliates of 313,427 dollars are obligations of NDBI alone. Loans from Dr. Rubin

are described in Note 10. Interest expense for fiscal 2026 was 24,209 dollars on NDBI's legacy obligations.

Note 9 — Stockholders' equity. Authorized: 2,000,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of 0.001 dollars. Fiscal 2026 activity: (a) on April 8, 2026 the 1,000,000 shares of Series A preferred stock held by Dr. Rubin (issued December 27, 2023 in settlement of 250,000 dollars of loans; Note 11A) were converted into 1,000,000,000 restricted common shares; the 250,000 dollar carrying value of the preferred stock was reclassified to common stock and the excess of the 1,000,000 dollar par value of the new shares over that amount was charged to additional paid-in capital; (b) the Company sold 62,706 NDBI shares to an investor for 225,000 dollars, credited to additional paid-in capital (Note 4); (c) no shares were issued for services (the 10,000,000 service shares were issued in fiscal 2025). The 91,000,000 shares held by GX7 Limited Partnership remained outstanding at June 30, 2026 pending the rescission described in Note 13. Shares outstanding at June 30, 2026: 1,682,823,911.

Note 10 — Related-party transactions. See "Related-Party Transactions and Conflicts of Interest" above; amounts due to Dr. Rubin for loans he made personally to the Company were 101,984 dollars at June 30, 2026 and 136,984 dollars at June 30, 2025 as restated (previously reported 386,984 dollars; see Note 11A) (unsecured, non-interest-bearing, due on demand); the NDBI convertible note of 2,000,000 dollars, the 140,993 dollars owed by KronosMD to the Company, and the 16,036 dollars owed by NDBI and AtomiQ to the Company and KronosMD for audit and patent counsel fees paid on their behalf are eliminated in consolidation. No management fees are charged among Kronos, NDBI, AtomiQ and KronosMD; costs paid by one entity on behalf of another are recorded as intercompany balances and eliminated.

Note 11A — Correction of prior-period error. The Company's previously issued financial statements did not record the settlement, by board resolution dated December 27, 2023, of 250,000 dollars of operating loans owed to Dr. Rubin through the issuance of 1,000,000 shares of Series A preferred stock convertible into 1,000,000,000 shares of common stock. The June 30, 2025 balance sheet has been restated to reduce related-party loans payable by 250,000 dollars (from 386,984 dollars to 136,984 dollars) and to increase additional paid-in capital by 249,000 dollars; the 1,000 dollar par value of the preferred stock, which the previously issued balance sheet had already recorded, is now offset against the loan rather than against the accumulated deficit. The correction has no effect on previously reported net loss or cash flows. The Company is amending its Form C-AR for the fiscal year ended June 30, 2025 to reflect the correction, and the June 30, 2025 amounts presented in this report are as restated in that amendment. On April 8, 2026 the preferred stock was converted into 1,000,000,000 shares of common stock (par value 1,000,000 dollars); the excess of par value over the 250,000 dollar carrying value of the preferred stock was charged to additional paid-in capital. The Company's books also carried a legacy 1,000,000 dollar debit in equity labeled 'dividend declared' that dates from before fiscal 2023; no dividend was ever declared or paid, and the amount, which management believes to be a legacy misposting, has been reclassified within equity to additional paid-in capital.

Note 11 — Commitments and contingencies. GX7 settlement obligations (see Note 13); patent prosecution and maintenance fees; property taxes and insurance on the Parkersburg facility. The Company is not a party to any pending litigation. Zyppah, Inc. (Nevada), which is not consolidated, is in a fee arbitration with its former counsel (see Litigation).

Note 12 — Income taxes. The Company has substantial federal and state net operating loss carryforwards, which have not been quantified for this report, and whose use is limited under Section 382 following the April 2026 change of control. A full valuation allowance is recorded against all deferred tax assets, and no income tax benefit has been recognized.

Note 13 — Subsequent events. Management evaluated subsequent events through the date of this report. On July 31, 2026, NDBI issued 2,000,000 shares of its preferred stock to the Company in full settlement of the $2,000,000 acquisition note and $103,836 of accrued interest; the transaction is between the Company and its consolidated subsidiary and has no effect on consolidated equity other than the change in noncontrolling interest. AtomiQ's U.S. patent application 18/015,242 received a Notice of Allowance on July 7, 2026 and issued as U.S. Patent No. 12,759,882 on October 13, 2026. The Company is in the process of rescinding the June 30, 2021 asset purchase from GX7 Limited Partnership (see Litigation); if completed, the Company's subsidiary will convey the Parkersburg facility (carrying value 628,000 dollars after the impairment described in Note 6) and equipment (approximately 270,000 dollars) back to GX7 and the 91,000,000 shares issued to GX7 will be cancelled; no entries have been recorded for this pending transaction. The Company is filing Amendment No. 1 to its Form C-AR for the fiscal year ended June 30, 2025 to record the restatement described in Note 11A. Subsequent to June 30, 2026 the Company and Dr. Greenburg began the process of rescinding the October 7, 2025 Zyppah agreement; because the Company's investment in Zyppah Inc is carried at zero and Zyppah is not consolidated, a rescission would not affect the Company's financial position (Note 4A); no rescission agreement had been completed at the date of this report. The Company is finalizing its reincorporation from Nevada to Colorado; the reincorporation will not change the Company's business, assets, liabilities, management or the number of shares outstanding, and the Colorado filings had not been completed at the date of this report. No other events requiring recognition or disclosure were identified.

Signature and Certification

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kronos Advanced Technologies Inc

By: /s/ Greg Rubin Name: Dr. Greg Rubin Title: Chief Executive Officer, Principal Financial Officer and Sole Director Date: October 26, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name	Title	Date
/s/ Greg Rubin	Dr. Greg Rubin	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Sole Director	October 26, 2026

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Greg Rubin, certify that:

1. the consolidated financial statements of Kronos Advanced Technologies Inc included in this Form C-AR for the fiscal years ended June 30, 2026 and June 30, 2025 are true and complete in all material respects;
2. the consolidated financial statements reflect accurately the information contained in the books and records of the Company and its consolidated subsidiaries, Nuclear Diamond Batteries, Inc. and AtomiQ, Inc.;
3. the Company is not a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, and the financial statements have not been audited or reviewed by an independent public accountant;
4. the financial statements have been prepared in accordance with U.S. generally accepted accounting principles, except as otherwise disclosed in the notes thereto; and
5. I have reviewed this Form C-AR, and to my knowledge it does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

/s/ Greg Rubin Dr. Greg Rubin Chief Executive Officer and Principal Financial Officer Kronos Advanced Technologies Inc Date: October 26, 2026